Filed by Alexion Pharmaceuticals, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Synageva BioPharma Corp.

Commission File No.: 0-23155

Friday, May 29, 2015 4:20 pm EDT

Alexion and Synageva Announce Early Termination of Hart-Scott-Rodino Waiting Period for Alexion’s Pending Acquisition of Synageva

CHESHIRE, Conn. & LEXINGTON, Mass.--(BUSINESS WIRE)--Alexion Pharmaceuticals, Inc. (Nasdaq:ALXN) and Synageva BioPharma Corp. (Nasdaq:GEVA) today announced that the U.S. Federal Trade Commission (FTC) has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) with respect to Alexion’s pending acquisition of Synageva. The waiting period was scheduled to expire on June 15, 2015.

As previously announced on May 6, 2015, Alexion and Synageva entered into a definitive agreement pursuant to which Alexion would acquire Synageva for consideration of $115 in cash and 0.6581 Alexion shares, for each share of Synageva, implying a total per share value of $230 based on the nine day volume-weighted average closing price of Alexion stock through May 5, 2015. Termination of the HSR Act waiting period satisfies one of the conditions to closing of the proposed transaction. The closing of the transaction remains subject to other customary closing conditions, including the effectiveness of Alexion’s Registration Statement on Form S-4, which was initially filed with the SEC on May 22, 2015, and the tender of a majority of the outstanding shares of Synageva common stock. Subject to the satisfaction of the other conditions to closing, the transaction is expected to close in mid-2015.

About Alexion

Alexion is a biopharmaceutical company focused on serving patients with severe and rare disorders through the innovation, development and commercialization of life-transforming therapeutic products. Alexion is the global leader in complement inhibition and has developed and markets Soliris® (eculizumab) as a treatment for patients with PNH and aHUS, two debilitating, ultra-rare and life-threatening disorders caused by chronic uncontrolled complement activation. Soliris is currently approved in nearly 50 countries for the treatment of PNH, and in nearly 40 countries for the treatment of aHUS. Alexion is evaluating other potential indications for Soliris in additional severe and rare disorders beyond PNH and aHUS, and is developing other highly innovative biotechnology product candidates across multiple therapeutic areas. This press release and further information about Alexion can be found at www.alexion.com.

[ALXN-G]

About Synageva

Synageva is a biopharmaceutical company focused on the discovery, development, and commercialization of therapeutic products for patients with rare diseases. The company's pipeline consists of protein therapeutic programs for rare diseases with unmet medical need which are currently at various stages of development. The company is planning for a global launch of Kanuma for the treatment of LAL Deficiency and is dosing patients in a Phase 1/2 trial with its second, first-mover program, SBC-103 for MPS IIIB. The company's third, first-mover program, SBC-105, is an enzyme replacement therapy in preclinical development for disorders of calcification. In addition to these first-mover programs, the pipeline also consists of opportunities that leverage the company's manufacturing platform and other capabilities to create potentially bio-superior treatments for patient populations where there is still unmet medical need. The company has recently produced enzymes targeting Hunter syndrome, Fabry disease and Pompe disease with expression levels and activity that support further preclinical development.

Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Alexion and Synageva caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action and changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, commencement dates for new clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding marketing approval or material limitations on the marketing of our approved products or any future approved products, delays or interruptions in manufacturing or commercial operations including due to actions of regulatory authorities or otherwise, the possibility that results of clinical trials in approved and investigational indications are not predictive of safety and efficacy in broader patient populations, the adequacy of our pharmacovigilance and drug safety reporting processes, the risk that acquisitions will not result in the anticipated clinical milestones or long-term commercial results, the risk that initial results of commercialization in approved indications are not predictive of future performance, risks involving the ability to license necessary intellectual property on reasonable terms or at all, the risk that third party payors, public or private, will not reimburse for the use of Soliris, Strensiq (asfotase alfa) or Kanuma (sebelipase alfa), or any future products at acceptable rates or at all, risks regarding estimates of the ultimate size of various patient populations, risks relating to foreign currency fluctuations, exposures to additional tax liabilities, and a variety of other risks. Additional information about the economic, competitive, governmental, technological and other factors that may affect the companies’ operations is set forth, in the case of Alexion, in Item 1.A, “Risk Factors,” in Alexion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the Securities and Exchange Commission (the “SEC”) and, in the case of Synageva, in Item 1.A, “Risk Factors,” in Synageva’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the SEC. Neither Alexion nor Synageva undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of Alexion, nor is it a substitute for the Registration Statement on Form S-4 and tender offer materials that Alexion filed with the Securities and Exchange Commission (“SEC”) on May 22, 2015, which materials may be amended in the future.

Investors and security holders of Synageva are urged to read the tender offer statement on Schedule TO, filed on May 22, 2015 (as may be amended, the “Schedule TO”), the Registration Statement on Form S-4, as filed on May 22, 2015 (as may be amended, the “Registration Statement”), and the solicitation/recommendation statement filed by Synageva on Schedule 14D-9, filed on May 22, 2015 (as may be amended, the “Schedule 14D-9”). The tender offer materials (including an offer to purchase, letter of transmittal and related tender offer documents), the Registration Statement and the Schedule 14D-9 contain important information which should be read carefully before any decisions are made with respect to the offer by an affiliate of Alexion to purchase all of the outstanding shares of common stock of Synageva.

In addition to the Schedule TO, the Registration Statement and the Schedule 14D-9 described above, each of Alexion and Synageva files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Alexion’s and Synageva’s filings with the SEC, including the Schedule TO, the Registration Statement and the Schedule 14D-9 are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Free copies of the exchange offer materials may also be obtained for free by contacting Alexion’s investor relations department at 203-699-7722 or Synageva’s investor relations department at 781-357-9947 or by contacting Georgeson, the information agent for the offer, at (888) 206-0860 or at SynagevaExchange@georgeson.com.

Under certain circumstances described in the definitive transaction documents, the parties may determine to instead to terminate the offer and effect the transaction through a merger requiring the vote of Synageva stockholders, in which case the relevant documents to be filed with the SEC will include a separate registration statement on Form S-4 filed by Alexion that will serve as a prospectus for Alexion shares to be issued as consideration in the merger and as a proxy statement for the solicitation of votes of Synageva stockholders to approve the merger. Synageva stockholders are urged to read these documents carefully and in their entirety if and when they become available before voting on the transaction. If the exchange offer is terminated and the parties seek to effect the transaction by merger only, in which case, the approval of Synageva stockholders must be obtained, Alexion, Synageva and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Synageva’s stockholders in connection with the proposed transaction. Information regarding Alexion’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 8, 2015; information regarding Synageva’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 28, 2015. Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the transaction. Neither Alexion nor Synageva is soliciting proxies at this time.

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Contact:

Alexion Pharmaceuticals, Inc.
Media
Irving Adler, 203-271-8210
Vice President, Corporate Communications
or
Kim Diamond, 203-439-9600
Executive Director, Corporate Communications
or
Investors
Elena Ridloff, CFA, 203-699-7722
Executive Director, Investor Relations